                                      File No. 69-333






                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                             FORM U-3A-2


        STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
        RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                     HOLDING COMPANY ACT OF 1935

                _____________________________________

                TO BE FILED ANNUALLY PRIOR TO MARCH 1
                _____________________________________



                       CMS ENERGY CORPORATION

                          (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:




February 28, 1997

       1.      Name, state of organization, location and
               nature of business of claimant and every
               subsidiary thereof, other than any exempt
               wholesale generator (EWG) or foreign
               utility company in which claimant
               directly or indirectly holds an interest.
               _________________________________________________________

               (a) CMS Energy Corporation ("CMS Energy") was duly incorporated under the laws of the State of Michigan in 1987. CMS Energy is a $4.33 billion (sales) energy company with subsidiaries engaged in electric utility operations, gas utility operations, oil and gas explor-ation and production, the acquisition, development and operation of independent power production facilities, energy marketing and the transportation, storage and marketing of natural gas.

                       CMS Energy has three direct subsidiaries. The name, state of organization and nature of business of CMS Energy's direct subsidiaries are described below.

       CMS Enterprises Company

               A Michigan corporation which owns subsidiaries engaged in the development, acquisition and management of energy-related businesses and projects worldwide.

       CMS Energy Finance Corporation

               A Michigan corporation originally formed to be a limited partner in a limited partnership that was to purchase indebtedness issued by CMS Energy
               Corporation.

       Consumers Power Company

               A Michigan corporation engaged in the generation, purchase, transmission, distribution and sale of electricity, and in the purchase, storage, transmission, distribution and sale of natural gas, in the Lower Peninsula of the State of Michigan. Consumers renders electric service to approximately 1.6 million customers in 61 of the 68 counties in the Lower Peninsula and gas service to approximately 1.5 million customers and is authorized to serve gas in 54 of the 68 counties in the Lower Peninsula.


               (b) CMS Enterprises Company has fourteen (14) direct subsidiaries. The name, state of organization and nature of business of each subsidiary and their subsidiaries are described below:

       CMS Capital Corp.
               A Michigan corporation formed to assist in securing financing for CMS Energy Corporation and its subsidiaries.

       CMS Comercializadora de Energia S.A. (99%)
               An Argentine company engaged in gas and electric marketing operations in Argentina.

       CMS Electric and Gas Company
               A Michigan corporation involved in purchasing, investing and/or operating international gas and electric distribution systems worldwide.

               CMS Entre Rios Distribution Company
                       A Michigan corporation involved in investing in gas and electric distribution systems in Argentina.
               Inversora en Distribucion de Entre Rios S.A. (40%)
                       An Argentine company involved in investing in electric distribution facilities.

       CMS Electric Marketing Company
               A Michigan corporation formed for the purpose of brokering or marketing electric power and generating capacity to utilities, municipalities, commercial and industrial end-users throughout
               North and South America.

       CMS Energy Asia Private Limited
               A Singapore corporation involved in the development of generation and distribution of electricity in Asia and the Pacific Rim.

       CMS Gas Marketing Company
               A Michigan corporation engaged in the marketing of gas to eligible customers throughout 18 states of the United States. CMS Gas Marketing Company does not own or operate any gas facilities.

       CMS Gas Transmission and Storage Company
               A Michigan corporation organized to engage in the transmission, storage and processing of natural gas. CMS Gas Transmission and Storage Company has twelve (12) subsidiaries:

               Cherokee Gas Processing, L.L.C. (82% member)
                       An Oklahoma limited liability company formed to acquire the Lucien gathering system located near Enid, Oklahoma.
               CMS Antrim Gas Company
                       A Michigan corporation formed to design,
                       construct and operate the Central Carbon
                       Dioxide Removal Plant in Otsego County,
                       Michigan.
               CMS Gas Argentina Company
                       A Cayman Islands company with an equity
                       interest in Transportadora de Gas del
                       Norte S.A., an Argentine corporation,
                       which provides natural gas transmission
                       services to the northern and central
                       parts of Argentina.
                       -      Transportadora de Gas del Norte S.A.(TGN)
                              (25%)
               CMS Gas Transmission del Sur Company
                       A Cayman Islands company which owns 99% of Gasoducto Atacama Compania Limitada, a Chilean limited liability company, which owns a pipeline project located in Northern Chile and Argentina.
               CMS Grands Lacs Holding Company
                       A Michigan corporation involved as a
                       General Partner in the Grands Lacs
                       Limited Partnership, a Michigan limited
                       partnership.
               CMS Gulf Coast Storage Company
                       A Michigan corporation formerly involved as a General Partner in the Moss Bluff
                       Gas Storage Systems General Partnership, a Texas general partnership.
               CMS Jackson Pipeline Company
                       A Michigan corporation involved as a
                       General Partner in Jackson Pipeline
                       Company, a Michigan general partnership.
               CMS Saginaw Bay Company
                       A Michigan corporation involved as a
                       General Partner in the Saginaw Bay Area
                       Limited Partnership, a Michigan limited
                       partnership.
               CMS Saginaw Bay Lateral Company
                       A Michigan corporation involved as a
                       Limited Partner in the Saginaw Bay
                       Lateral Limited Partnership, a Michigan
                       limited partnership.
               CMS Specialty Gas Processors Company
                       A Michigan corporation involved as a
                       General Partner in Specialty Gas
                       Processors Limited Partnership, a
                       Michigan limited partnership.
               Nitrotec Corporation (50%)
                       A Delaware corporation formed to invest in plants that extract helium from natural gas.
               Petal Gas Storage Company
                       A Delaware corporation providing a high
                       deliverability "peaking" natural gas storage cavern with a capacity of 3.2 billion cubic feet of natural gas.

       CMS Generation Co.
               A Michigan corporation engaged in the development of and investment in cogeneration and other independent power generation projects both domestic and foreign and has thirty-three (33) subsidiaries:

               CMS Centrales Termicas S.A. (99%)
                       An Argentine company formed to own an
                       interest in a 240 megawatt (net) natural
                       gas/fuel oil-fired electric power plant
                       near Mendoza, Argentina.
               CMS Generation Altoona Company
                       A Michigan corporation involved as a
                       General Partner in the Altoona
                       Cogeneration Partners Limited Partnership
                       which was formed to develop, construct,
                       own, operate and maintain a bituminous
                       coal, bituminous coal waste or other
                       solid fuel-burning facility.
               CMS Generation Chateaugay Company
                       A Michigan corporation involved as a
                       General Partner in KES Chateaugay, L.P.,
                       a limited partnership which is involved
                       in the ownership and operation of a 17
                       megawatt (net) wood-fired power plant
                       near Chateaugay, New York.
               CMS Generation Filer City, Inc.
                       A Michigan corporation involved as a
                       General Partner in the T.E.S. Filer City
                       Station Limited Partnership, a limited
                       partnership which is the owner of the 54
                       megawatt (net) wood chip and coal-fired
                       electric generating station in Filer
                       City, Michigan.
               CMS Generation Filer City Operating Company
                       A Michigan corporation formed to operate
                       a coal and wood waste-fueled power plant
                       near Filer City, Michigan owned by the
                       T.E.S. Filer City Station Limited
                       Partnership.
               CMS Generation Genesee Company
                       A Michigan corporation involved as a
                       General Partner in the Genesee Power
                       Station Limited Partnership which owns
                       and operates a 35 megawatt (net) waste
                       wood-fired electric generating facility
                       located in Genesee County, Michigan.
               CMS Generation GP Company
                       A Michigan corporation involved as a
                       General Partner in the development of
                       various cogeneration projects.
               CMS Generation Grayling Company
                       A Michigan corporation involved as a
                       General Partner in Grayling Generating
                       Station Limited Partnership which owns a
                       36 megawatt (net) waste-wood fueled power
                       plant in Grayling, Michigan.  Grayling
                       Generating Station Limited Partnership
                       owns GGS Holdings Company, a Michigan
                       corporation, which is General Partner in
                       AJD Forest Products Limited Partnership
                       that operates a sawmill adjacent to the
                       Grayling Generating Station and also
                       supplies waste wood fuel to the project.
               CMS Generation Grayling Holdings Company
                       A Michigan corporation involved as a
                       Limited Partner in Grayling Generating
                       Station Limited Partnership.
               CMS Generation Holdings Company
                       A Michigan corporation involved as a
                       Limited Partner in various partnerships
                       and in the following companies:
                       -      GPS Newco, L.L.C., a Kansas limited
                              liability company (50% member)
                       -      McCook Cogeneration Station, L.L.C.,
                              a Michigan limited liability company (50%
                              member)
                       - Metro East, L.L.C., a Michigan limited liability company (50% member)
                       - Moose River Properties, Inc., a Delaware corporation (50%)
               CMS Generation Honey Lake Company
                       A Michigan corporation with a General
                       Partnership interest and a Limited
                       Partnership interest in HL Power Company,
                       a California limited partnership which
                       uses waste wood and geothermal fluid to
                       generate a 30 megawatt (net) electric
                       generating station in Lassan County,
                       California.  Also involved as General
                       Partner in Honey Lake Energy I LP, and
                       Honey Lake Energy II LP, both Michigan
                       limited partnerships formed to own
                       limited partnership interests in HL Power
                       Company.
               CMS Generation Investment Company I
                       A Cayman Islands company involved as a
                       holding company for CMS Generation
                       overseas investments and has twelve (12)
                       direct subsidiaries that engage in the
                       construction, ownership or operation of
                       various power projects in the
                       Philippines, India and Morocco:
                       -      CMS Generation Cebu Operating
                              Limited Duration Company, a
                              Cayman Islands company (99%)
                       -      CMS Generation Jegurupadu I
                              Limited Duration Company, a
                              Cayman Islands company (99%)
                              -       Jegurupadu O&M Company
                                      Mauritius, a Mauritius
                                      company (50%)
                                      -       Jegurupadu Operating &
                                              Maintenance Company
                                              (60%)
                       -      CMS Generation Jegurupadu II
                              Limited Duration Company, a
                              Cayman Islands company (99%)
                              -       Jegurupadu O&M Company Mauritius,
                                         a Mauritius company (50%)
                       -      CMS Generation Jorf Lasfar I
                              Limited Duration Company, a
                              Cayman Islands company (99%)
                              -       Jorf Lasfar I HB (50%)
                              -       Jorf Lasfar Energy Company (50%)
                              -       Jorf Lasfar Power Energy HB (50%)
                              -       Jorf Lasfar Handelsbolag (50%)
                       -      CMS Generation Jorf Lasfar II
                              Limited Duration Company, a
                              Cayman Islands company (99%)
                              -       Jorf Lasfar I HB (50%)
                              -       Jorf Lasfar Energy Company (50%)
                              -       Jorf Lasfar Power Energy HB (50%)
                              -       Jorf Lasfar Handelsbolag (50%)
                       -      CMS Generation Jorf Lasfar III
                              Limited Duration Company, a Cayman
                              Islands company (50%)
                       -      CMS Generation Pinamucan Limited
                              Duration Company, a Cayman
                              Islands company (99%)
                       -      CMS Generation Pinamucan
                              Operating Limited Duration
                              Company, a Cayman Islands company
                              (99%)
                       - CMS Generation Yallourn Holdings 1 Ltd., a Cayman Islands company (99%)
                              -       CMS Generation Yallourn
                                      Limited Duration Company (50%)
                       - CMS Generation Yallourn Holdings 2 Ltd., a Cayman Islands company (99%)
                              -       CMS Generation Yallourn II
                                      Limited Duration Company (50%)
                                      -       Vic Energy No. 1 Pty.
                                              Ltd. (50%)
                                      -       Vic Energy No. 2 Pty.
                                              Ltd. (50%)
                       -      CMS Operation & Maintenance
                              Company, Mauritius, a Mauritius
                              company (99%)
                       -      ST-CMS Electric Company
                              Mauritius, a Mauritius company
                              (99%)
                              -       ST-CMS Electric Company,
                                      an India company (99%).
               CMS Generation Investment Company II
                       A Cayman Islands company engaged as a
                       holding company for 1% ownership
                       interests in the companies described
                       above as direct subsidiaries of
                       CMS Generation Investment Company I, in
                       addition to the companies listed below:
                       -      CMS Generation Yallourn Limited
                              Duration Company, a Cayman Islands
                              company (50%)
                       -      CMS Generation Yallourn II Limited
                              Duration Company, a Cayman Islands
                              company (50%)
               CMS Generation Investment Company III
                       A Cayman Islands company engaged to
                       facilitate the construction, ownership
                       and operation of the GVK Industries
                       Project in Jegurupadu, Andhra Pratesh,
                       India of a natural gas/liquid fuel
                       combined cycle plant 235 MW ("GVK") and
                       has one direct subsidiary with an
                       ownership interest in GVK.
                       -      Jegurupadu CMS Generation Company
                              Ltd., a Mauritius company
                              -       GVK Industries Ltd., an India
                                      company (18.75%)
               CMS Generation Lyonsdale Company
                       A Michigan corporation involved as a
                       General Partner in the Lyonsdale Energy
                       Limited Partnership which owns and
                       operates a 19 megawatt (net) waste wood-fired electric generating facility in
                       Lyonsdale, New York.
               CMS Generation Montreal Company
                       A Michigan corporation involved as a
                       General Partner in Secure Wood Chips LP, a Canadian limited partnership, to own and operate a waste wood recovery facility in the greater Montreal, Quebec, Canada area.
               CMS Generation Mon Valley Company
                       A Michigan corporation involved as
                       General Partner in the Mon Valley Energy
                       Limited Partnership formed to develop,
                       construct, finance and operate the Mon
                       Valley Project, an 80 megawatt (net) coal fired cogeneration plant in Pennsylvania.
               CMS Generation Operating Company
                       A Michigan corporation involved in the
                       operation of various power plants
                       including Genesee, Grayling, Modesto and
                       Exeter.
               CMS Generation Recycling Company
                       A Michigan corporation involved as a
                       member of Mid-Michigan Recycling, LC, a
                       Michigan limited liability company,
                       formed to supply waste wood fuel for the Genesee Power Station Limited
                       Partnership.
               CMS Generation S.A. (99%)
                       An Argentine company formed to carry out on its own account or that of third parties investments in energy-related businesses located primarily in South
                       America.
               CMS International Operating Company
                       A Cayman Islands corporation which owns and controls project Operating and Maintenance companies.
                       - CMS Generation Jorf Lasfar III Limited Duration Company (50%)
                       - Jorf Lasfar Operations Handelsbolag (99%) CMS Resource Development Company
                       A Michigan corporation that employs ex-
                       patriot U.S. citizens working on various overseas projects.
               Exeter Management Company (50%)
                       A Connecticut corporation involved as a
                       General Partner in the Exeter Energy
                       Limited Partnership which owns and
                       operates a 26 megawatt (net) tire-burning facility in Sterling, Connecticut.
               HYDRA-CO Enterprises, Inc.
                       A New York corporation engaged in the
                       ownership and/or operation, by itself or with others, of one or more cogeneration, small hydro or alternate energy production facilities through partnership interests and ownership of domestic corporations. HYDRA-CO Enterprises, Inc. directly owns twelve (12) domestic corporations that are involved in the development, ownership, management or operation of independent power projects located in seven states and in Jamaica:
                       -      CMS Generation Operating Company
                              II, Inc., a New York corporation
                              -       HCO-Jamaica, Inc., a New
                                      York corporation,
                       -      HCE-Appomattox, Inc., a New York
                              corporation,
                       -      HCE-Biopower, Inc., a New York
                              corporation,
                       -      HCE-Hazleton, Inc., a New York
                              corporation,
                       -      HCE-Hudson, Inc., a New York
                              corporation,
                       -      HCE-Imperial Valley, Inc., a New
                              York corporation,
                       -      HCE-Jamaica Development, Inc., a
                              New York corporation,
                       -      HCE-Lakewood, Inc., a New York
                              corporation,
                       -      HCE-Rockfort Diesel, Inc., a New
                              York corporation,
                       -      HYDRA-CO Generation Inc., a New
                              York corporation,
                       -      Lakewood Project Management,
                              Inc., a New York corporation,
                       -      New Bern Energy Recovery, Inc., a
                              Delaware corporation.
               McCook Cogeneration Station, L.L.C. (50% member)
                       A Michigan limited liability company
                       formed to develop and own a 40 megawatt
                       (net) waste wood fueled electric
                       generating facility located in Cook
                       County, Illinois.
               McCook Waste Wood Recovery Facility, L.L.C. (50% member)
                       A Michigan limited liability company
                       formed to develop and own a waste wood
                       recycling and processing facility where
                       waste wood will be received, manually and mechanically separated and then recycled or processed for use at McCook
                       Cogeneration Station, L.L.C.
               Metro East, L.L.C. (50% member)
                       A Michigan limited liability company
                       formed to develop and own a 60 megawatt
                       (net) waste wood and waste coal fueled
                       electric generating facility located in
                       the City of Madison, Illinois.
               Mid-Michigan Recycling, L.C.
                       A Michigan limited liability company involved in supplying waste wood fuel for the Genesee Power Station Limited Partnership.
               New Castle Power, L.L.C. (50% member)
                       A Michigan limited liability company
                       formed to develop and own a 100 megawatt
                       (net) petroleum coke fueled electric
                       generating facility located at the Port
                       of Wilmington in New Castle County,
                       Delaware.
               Oxford Tire Recycling, Inc.
                       A Delaware corporation engaged in tire
                       shredding, tire collection, tire disposal and related business activities.
               Oxford Tire Recycling of Massachusetts, Inc.
                       A Delaware corporation engaged in waste
                       tire collection, shredding and storage,
                       the sale of used and shredded tires, and related business activities.
               Oxford Tire Supply, Inc.
                       A Delaware corporation engaged in
                       trucking and hauling used scrap tires and sorting and grading tires for resale.
               Texas City Generation, L.L.C. (80% member)
                       A Michigan limited liability company
                       formed to develop and own a 400 megawatt
                       (net) petroleum coke fueled electric
                       generating facility located in Texas
                       City, Texas.

       CMS Land Company
               A Michigan corporation formed to act as a repository for any unused real property formerly owned by Consumers Power and hold the same for possible non-utility development and has one subsidiary:

               Bay Harbor Company, L.L.C.
                       A Michigan limited liability company which is the owner and developer of Bay Harbor, a real estate development. (50% member)

       CMS Marketing, Services and Trading Company
               A Michigan corporation involved in providing gas, electric, oil and coal marketing, risk management and energy management services.

       CMS NOMECO Oil & Gas Co.
               A Michigan corporation engaged in the
               exploration, development, acquisition and production of oil and natural gas in the U.S. and seven (7) other countries through partnership interests and ownership of domestic corporations and foreign companies. CMS NOMECO Oil & Gas Co. directly owns sixteen (16) subsidiaries that are either domestic corporations or foreign companies:

               CMS NOMECO Colombia Oil Company
                       A Michigan corporation engaged in the
                       exploration and production of oil and
                       natural gas in Colombia.
               CMS NOMECO Equatorial Guinea Oil & Gas Co.
                       A Michigan corporation engaged in the
                       exploration and production of oil and
                       natural gas in Equatorial Guinea.
               CMS NOMECO Holdings Ltd.
                       A Cayman Islands company engaged as a
                       holding company for 1% ownership
                       interests in the Cayman Island limited
                       duration companies described below as
                       subsidiaries of CMS NOMECO International,
                       Ltd.
               CMS NOMECO International, Ltd.
                       A Cayman Islands company engaged as a
                       holding company for six (6) subsidiaries
                       that are Cayman Island limited duration
                       companies that principally engage in the
                       exploration and production of oil and
                       natural gas in South America and West
                       Africa:
                       -      CMS NOMECO Alba LDC (99%)
                       -      CMS NOMECO Argentina LDC (99%)
                       -      CMS NOMECO E.G. LDC (99%)
                       -      CMS NOMECO Ecuador LDC (99%)
                       -      CMS NOMECO International Services, LDC
                              (99%)
                       -      CMS NOMECO Venezuela LDC (99%)
               CMS NOMECO International, Inc.
                       A Texas corporation engaged as a holding company for six subsidiaries that engage in the exploration and production of oil and natural gas in Africa and the Middle
                       East:
                       - CMS NOMECO International Congo Holdings, Inc., a Texas corporation
                              -       CMS NOMECO Congo, Inc., a
                                      Delaware corporation
                       -      CMS NOMECO International Equatorial
                              Guinea, Inc., a Texas corporation
                       -      CMS NOMECO International Ghana, Inc., a
                              Texas corporation
                       - CMS NOMECO International Transportation, Inc., a Texas Corporation
                       - CMS NOMECO International Tunisia, Inc., a Texas Corporation
                       -      CMS NOMECO International
                              Venezuela, Inc., a Texas
                              corporation
               CMS NOMECO Peru Company
                       A Michigan corporation formed to pursue
                       oil and natural gas exploration and
                       production opportunities in Peru.
               CMS NOMECO Pipeline Company
                       A Michigan corporation formed to hold
                       ownership interests in various natural
                       gas pipelines located in Michigan.
               CMS NOMECO Services Company
                       A Michigan corporation formed for the
                       purpose of pursuing oil marketing
                       opportunities.
               Comeco Petroleum Inc. (41.25%)
                       A Delaware corporation engaged in the
                       exploration and production of oil and
                       natural gas in Yemen.
               Explotaciones CMS NOMECO, Inc.
                       A Delaware corporation engaged in the
                       exploration and production of oil and
                       natural gas in Colombia.
               NOMECO Australia Pty. Limited
                       An Australian company formed to pursue
                       oil and natural gas exploration,
                       production and refining opportunities in
                       Australia.
               NOMECO China Oil Co.
                       A Michigan corporation formed to pursue
                       oil and natural gas exploration and
                       production opportunities in China.
               NOMECO Ecuador Oil Company
                       A Michigan corporation engaged in the
                       exploration and production of oil and
                       natural gas in Ecuador.
               NOMECO Exploration (Thailand) Limited
                       A Thailand company formed to pursue oil
                       and natural gas exploration and
                       production opportunities in Thailand.
               NOMECO Thailand Oil Company
                       A Michigan corporation formed to pursue
                       oil and natural gas exploration and
                       production opportunities in Thailand.
               Terra Energy, Ltd.
                       A Michigan corporation engaged in the
                       exploration and production of natural gas in Michigan. Terra Energy Ltd. has five subsidiaries:
                       -      Energy Acquisition Operating
                              Corporation, a Michigan
                              corporation formed to provide
                              natural gas transportation
                              services
                       -      Kristen Corporation, a Michigan
                              corporation formed to provide
                              natural gas marketing and
                              transportation services
                       -      Terra Pipeline Company, a
                              Michigan corporation engaged in
                              the collection and distribution
                              of certain revenues related to
                              the production of oil and gas
                       -      Thunder Bay Pipeline Company,
                              L.L.C. (50% member), a Michigan
                              limited liability company formed
                              to construct, own and operate the
                              Thunder Bay Pipeline located in
                              Michigan
                       -      Wellcorps L.L.C. (55% member), a
                              Michigan limited liability
                              company engaged in providing
                              workover rig services to oil and
                              gas producers with operations in
                              Michigan

       CMS Utility Services, Inc.
               A Michigan corporation engaged in providing utility-related products and credit management services. CMS Utility Services, Inc. has one subsidiary:

                       CMS A/R Services, Inc.
                              A Michigan corporation engaged in utility debt collections and accounts receivable management services.

       KJL Limited, Inc.
               A Delaware corporation that was formed to hold the equity ownership of aircraft formerly leased by Consumers.

       Monarch Management Company
               A Michigan corporation which houses several investments whose principal business is the provision of services to energy and other regulated entities. Monarch Management Company has one subsidiary:

                       CMS ENCOM, Inc.
                              A Michigan corporation formed for the
                              purpose of providing accounts receivable and consulting services to entities in the energy and communication industries.

               (c) The consolidated operations of Consumers Power Company ("Consumers") account for the major share of CMS Energy's total assets, revenues and income. Consumers has seven subsidiaries. The name, state of organization and nature of business of Consumers' subsidiaries are described below:

       CMS Engineering Co.
               A Michigan corporation engaged in offering design, engineering, project management and related construction services to natural gas utilities, natural gas exploration and production companies, and other energy businesses.

       CMS Midland Holdings Company
               A Michigan corporation involved as a Limited
               Partner in the First Midland Limited Partnership, a Delaware limited partnership, a partnership that leases assets to the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership.

       CMS Midland, Inc.
               A Michigan corporation engaged as a General
               Partner in the Midland Cogeneration Venture
               Limited Partnership, a Michigan limited
               partnership.

       ES Services Company
               A Michigan corporation formed for the purpose of offering design, engineering, project management and related services primarily to electric utilities and generation facilities.

       Huron Hydrocarbons, Inc.
               A Michigan corporation involved with others to use the expanded capacity of the underground caverns at the Marysville Gas Reforming Plant located in Marysville, Michigan for commercial storage of liquid hydrocarbons and to use certain hydrocarbon fractionation facilities at the plant.

       MEC Development Corp.
               A Michigan corporation which previously held assets transferred to and holder of certain bonds issued by the Midland Cogeneration Venture
               Limited Partnership, a Michigan limited
               partnership.

       Michigan Gas Storage Company
               A Michigan corporation and a natural gas company within the meaning of the Natural Gas Act engaged in the interstate transportation and storage of gas for a number of customers including
               Consumers.


       2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.
               ____________________________________________________

               (a) Claimant has no directly owned properties used for such purposes.

               (b) Consumers is the only subsidiary of Claimant which is a public utility. Its property and facilities used for the above-described purposes are located within the State of Michigan and are described below.

                       (1)    Electric Properties

                              Consumers' electric generation is
                       supplied by the following plants:

                                   1996 Summer Net        1996 Net
                                    Demonstrated         Generation
     Name and Location               Capability         (Thousands of
          (Michigan)                 (Kilowatts)     Kilowatt-hours)
-------------------------          ---------------     ---------------

Coal Generation
  J H Campbell - West Olive          1,346,100(A)        8,168,527
  D E Karn - Essexville                515,000           3,324,179
  B C Cobb - Muskegon                  296,000           1,931,212
  J R Whiting - Erie                   310,000           1,796,964
  J C Weadock - Essexville             310,000           1,706,846
                                     ---------          ----------
     Total                           2,777,100          16,927,728
                                     ---------          ----------

Oil/Gas Generation
  D E Karn - Essexville              1,276,000             428,567

Ludington Pumped Storage               954,700(B)         (418,371)(C)

Nuclear Generation
  Palisades - South Haven              762,000           5,290,683
  Big Rock Point - Charlevoix           67,000             362,303
                                     ---------          ----------
     Total                             829,000           5,652,986
                                     ---------          ----------

Gas/Oil Combustion Turbine
  Generation                           345,000               9,373
                                     ---------           ---------

Hydro Generation                        73,800             472,892
                                     ---------           ---------

Total Owned Generation               6,255,600          23,073,175
                                    ==========          ==========


(A) Represents Consumers' share of the capacity of the Campbell Plant Unit 3 net of 6.69% (ownership interests of the Michigan Public Power Agency and Wolverine Power Supply Cooperative, Inc.).

(B) Represents Consumers' share of the capacity of the Ludington Pumped Storage Plant. Consumers and The Detroit Edison Company ("Detroit Edison") have 51% and 49% undivided ownership, respectively, in the plant, and the capacity of the plant is shared accordingly.

(C) Represents Consumers' share of net pumped storage generation. This facility electrically pumps water during off-peak hours for storage to later generate electricity during peak-demand hours.

                   Electric  transmission, subtransmission and distri-
            bution lines are located on or under public highways, streets, alleys or lands, except where they are located on or under easements or other rights. The transmission system consists of 4,433 structural miles of overhead lines and 4 subsurface miles. The subtransmission system consists of 4,132 structural miles and 16 subsurface miles of underground lines. The distribution system consists of 52,071 structural miles of overhead lines and 5,722 subsurface miles of underground lines.

                   Consumers owns substations having an aggregate
            transformer capacity of 37,847,720 kilovolt amperes.

                   Consumers is interconnected with certain Michigan and
            neighboring utilities. Consumers and Detroit Edison have formed the Michigan Electric Coordinated Systems ("MECS") to facilitate the coordinated planning and operation of their electric systems. MECS is interconnected with electric systems in Indiana, Ohio and Ontario, Canada.(1)

                   Consumers owns or connects with electric transmission
            lines which deliver electric energy at or near the Michigan state border to:

                         (i)  Indiana & Michigan Electric Company at
                   the following interconnection points: Palisades-Cook No. 1, Palisades-Cook No. 2, Argenta-Robinson Park and Argenta-Twin Branch; and

                         (ii) Northern Indiana Public Service Company at the following interconnection point: Barton Lake-Batavia.

                   (2)   Gas Properties

                         As of December 31, 1996, Consumers' gas
                   properties, all located in Michigan, included a gas distribution and transmission system, six compressor stations located at Consumers' storage fields and along the gas transmission lines, 11 storage fields, and the Marysville Gas Reforming Plant. The Marysville Gas Reforming Plant, located in Marysville, Michigan, is a fractionation facility and stores liquid hydrocarbons for third parties in its underground caverns.

                         Consumers' gas distribution and transmission
                   systems consist of 22,309 miles of distribution mains and 1,041 miles of transmission lines, throughout the Lower Peninsula of Michigan. Consumers owns and operates six compressor stations with a total of 110,140 installed horsepower.

                         Michigan Gas Storage Company ("MGSC") owns and
                   operates a gas transmission system, two compressor stations, and three storage fields, all located in Michigan.

                         Consumers receives natural gas for its local
                   distribution system through interconnection facilities located in Michigan and at the Michigan State border. Consumers received natural gas at the Michigan State border pursuant to a sales contract with Trunkline Gas Company ("Trunkline"). The terminus of Trunkline's pipeline at the Michigan State border is near Elkhart, Indiana at Township 38,

_____________________
      (1) MECS interconnects with electric systems in Ohio and Ontario, Canada through Detroit Edison. Detroit Edison interconnects with The Toledo Edison Company at Majestic-Lemoyne, Monroe-Bayshore and Allen Junction-Majestic-Monroe. Detroit Edison also interconnects with Ontario Hydro at Waterman-Keith, Bunce Creek-Scott and two points at St. Clair-Lambton.

                   Range 7, Section 11, Elkhart County, Indiana. The terminus of Consumers' pipeline at the Michigan State border is near White Pigeon, Michigan at Township 8 South, Range 12 West, Section 23, St. Joseph County, Michigan.


      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
            _________________________________________________________


            (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

                   Consumers sold 37,051,271,040 kWh of electric energy for the year ended December 31, 1996 and sold 266,575,141 Mcf of natural gas at retail during the same period. Claimant did not sell electric energy or natural or manufactured gas distributed at retail.

            (b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State of Michigan.

                   None.

            (c) Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State of Michigan or at the State line of Michigan.

                   Consumers delivered 366,925,364 kWh of electric energy across state lines under interchange power agreements for the year ended December 31, 1996. Neither Claimant nor Consumers sold any natural gas at wholesale outside the State of Michigan during the same period.

            (d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State of Michigan or at the State line of Michigan.

                   For the year ended December 31, 1996, Consumers purchased 2,246,365,000 kWh of electric energy outside the State of Michigan or at the State line of Michigan and Consumers purchased 217,681,000 Mcf of natural gas from outside the State of Michigan.

                   Claimant did not purchase any electric energy or natural or manufactured gas outside the State of Michigan or at the State line of Michigan.

      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:
            _________________________________________________________

            (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                   As of December 31, 1996, CMS Energy had interests in six EWGs and one foreign utility company:

            CMS Ensenada S.A. ("Ensenada")
            Alsina 495, 5th Floor
            Buenos Aires 1087, Argentina

                   Ensenada, an Argentine company, is an EWG and is owner of a 128 MW natural gas-fired power plant, currently under construction, located on the grounds of YPF S.A.'s La Plata oil refinery, located in the province of Buenos Aires, Argentina.

            CMS Generation Cebu Limited Duration Company ("Cebu")
            Maples and Calder
            P.O. Box 309, Grand Cayman
            Cayman Islands, British West Indies

                   Cebu, a Cayman Islands company, is an EWG and has ownership interests in two power plants totaling 134.5 MW generating capacity located in Toledo City, Cebu, Philippines, in the central island group of the Republic of the Philippines. The plants can be fueled by coal, oil or diesel fuel.

            CMS Operating S.A.
            Alsina 495, 5th Floor
            Buenos Aires 1087, Argentina

                   CMS Operating S.A., an Argentina company, is an EWG and has ownership interest in Ensenada (see above); and has ownership interests in two power plants located in Mendoza, Argentina, which have a nameplate generating capacity of 394 MW and can be fueled by natural gas, oil or diesel fuel.

            Centrales Termicas San Nicolas, S.A. ("CTSN")
            Rivadavia S/N
            2900 San Nicolas
            Prov. Buenos Aires, Argentina

                   CTSN, an Argentine company, is an EWG and is owner and operator of a 650 MW power plant located in San Nicolas, Argentina, north of Buenos Aires, Argentina. The five-unit plant can be fueled by coal, petroleum coke, oil or natural gas.

            Empresa Distribuidora de Electricidad de Entre Rios S.A.
            ("EDEER")
            25 de Mayo 139 (3100)
            Parana, Entre Rios, Argentina

                   EDEER, an Argentine company, is a foreign utility company and owns and operates an electric distribution company located North of Buenos Aires, in the Province of Entre Rios, Argentina, serving approximately 223,000 customers.

            Hidroelectrica El Chocon, S.A. ("Hidroelectrica")
            8311 Neuquen
            Neuquen Province, Argentina

                   Hidroelectrica, an Argentine company, is an EWG and holds a thirty-year concession to operate two hydroelectric power plants located 26 kilometers apart on the Limay River in western Argentina. These plants have a total generating capacity of 1,320 MW.

            Lakewood Cogeneration, L.P. ("Lakewood")
            123 Energy Way
            Lakewood, New Jersey 08701

                   Lakewood, a Delaware limited partnership, is an EWG and is owner and operator of a 237 MW Cogeneration facility located in Lakewood, New Jersey. The two-unit plant can be fueled by natural gas or household heating oil.


      (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      Ensenada

                   CMS Operating S.A. and CMS Generation Holdings Co., own 99% and 1%, respectively, Ensenada. See Exhibit C.

      Cebu

                   CMS Generation Investment Company I and
CMS Generation Investment Company II, own 99% and 1%, respectively, Cebu. See Exhibit C.

      CMS Operating S.A.

                   CMS Generation Co. and CMS Generation Holdings
Company, owns 99% and 1%, respectively of CMS Operating S.A. See
Exhibit C.

      CTSN

                   In May 1993, Inversora San Nicolas S.A. purchased 88% share in CTSN. The remaining 12% interest was held by the Argentine government on behalf of the facility's employees. On July 7, 1995, AES Argentina, Inc. purchased a 99.9% ownership interest in CMS Generation San Nicolas Company, represented by 9,990 newly-issued shares, leaving
CMS Generation Co. with a 0.016% indirect ownership interest in CTSN. See Exhibit C.



      EDEER

                   In May 1996, Inversora en Distribucion de Entre Rios S.A. purchased 90% of the shares of EDEER. CMS Electric and Gas Company owns 40% of the shares of Inversora en Distribucion de Entre Rios S.A. See Exhibit C.

      Hidroelectrica

                   CMS Generation Co. owns a 2.48% direct ownership in Hidroelectrica. Hidroinvest, S.A. owns a 59% ownership interest in Hidroelectrica. CMS Generation, S.A. has a 25% ownership interest in Hidroinvest, S.A. See Exhibit C.

      Lakewood

                   HCE-Lakewood, Inc. owns 1% interest as a limited partner in Lakewood Cogeneration, L.P. HYDRA-CO Enterprises, Inc. owns 44% ownership interest as a general partner in Lakewood. See Exhibit C.

            (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      Ensenada

                   As of December 31, 1996, CMS Operating S.A. has invested approximately $56 million of equity in Ensenada.

      Cebu

                   As of December 31, 1996, CMS Generation Investment Company I and CMS Generation Investment Company II had invested approximately $16 million of equity in Cebu.

      CMS Operating S.A.

                   As of December 31, 1996, CMS Generation Co. had invested approximately $124 million of equity in CMS Operating S.A.

      CTSN
                   As of December 31, 1996, CMS Generation San Nicolas Company had invested approximately $13 million of equity in CTSN.
CMS Energy has been released from all guarantees related to CTSN.

      EDEER

                   As of December 31, 1996, CMS Electric and Gas Company had invested approximately $64 million in equity in EDEER S.A.

      Hidroelectrica

                   As of December 31, 1996, CMS Generation, S.A. had invested approximately $51 million of equity in, and advanced approximately $17 million of loans to, Hidroelectrica. CMS Generation, S.A. was a co-applicant for certain letters of credit required in connection with the acquisition of the concession, and CMS Energy has guaranteed up to approximately $15 million of reimbursement obligations relating to these letters of credit. CMS Energy has also guaranteed on behalf of Hidroelectrica approximately $13 million in connection with the Guaranteed Indebtedness Credit Agreement dated as of December 15, 1993 between Hidroelectrica and The Chase Manhattan Bank.

      Lakewood

                   As of December 31, 1996, HCE-Lakewood, Inc. had invested $510,000 of equity in Lakewood. HYDRA-CO Enterprises, Inc. had invested $22,444,000 of equity in Lakewood.


      (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.



      Ensenada
                                                              (000s)
                                                           ---------

            Capitalization at 12/31/96

                   Shareholders' Equity                    $      12
                   Irrevocable Contributions               $  55,722
                                                           ---------

                         Total                             $  55,734
                                                           =========
            Net Income (Loss) for the period
                   ended 12/31/96                          $     N/A*
                                                           =========


*Not Applicable - Plant not operational


      Cebu
                                                             (000s)
                                                           --------

            Capitalization at 12/31/96

                   Shareholders' Equity                    $ 16,000
                                                           ========

            Net Income (Loss) for the
              period ended 12/31/96                        $    574
                                                           ========


      CMS Operating S.A.
                                                             (000s)
                                                           --------
            Capitalization at 12/31/96

                   Shareholders Equity                     $ 35,449
                   Irrevocable Contributions               $ 87,098
                                                           --------

                         Total                             $122,547
                                                           ========

            Net Income (Loss) for the
              period ended Dec.31,1996                     $  (102)
                                                           ========

      *CTSN:
                                                             (000s)
                                                           ---------
            Capitalization at 12/31/96

                   Bank Loans                              $
                   Long Term Debt (Partners Loans)         $
                   Shareholders' Equity
                                                           ---------

            Total Capitalization                           $
                                                           =========

            Net Income (Loss) for the
              period ended 12/31/96                        $
                                                           =========

      * As stated in Claimant's Form U-3A-2 filed February 29, 1996, due to the nominal interest (.016%) of CTSN indirectly owned by CMS Generation Co., capitalization and earnings information of CTSN continues to be unavailable.


      EDEER

            Capitalization at 12/31/96                         (000s)
                                                           ----------

                   Shareholders' Equity                    $  182,954
                                                             ========

            Net Income for the period
                   Ended 12/31/96                          $    4,495
                                                             ========


      Hidroelectrica:
                                                               (000s)
                                                           ----------
            Capitalization at 12/31/96

                   Bank Loans                              $  151,440
                   Shareholders' Equity                       384,417
                                                           ----------

            Total Capitalization                           $  535,857
                                                           ==========
            Net Income (Loss) for the
              period ended 12/31/96                        $  (2,877)
                                                           ==========

      Lakewood
                                                             (000s)
                                                           --------
            Capitalization at 12/31/96

                   Bank Loans                              $202,395
                   Shareholders' Equity                      45,568
                                                           --------

            Total Capitalization                           $247,963
                                                           ========

            Net Income (Loss) for the
              period ended 12/31/96                        $  6,401
                                                           ========


            (e) Identify any service, sales or construction contracts(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

            As of December 31, 1996, Empresa de Energia y Vapor S.A. and CMS Ensenada S.A. - Union Transitoria de Empresas (U.T.E.)- maintains a 7 year Operating and Maintenance Agreement with CMS Operating S.A. to operate and maintain the cogeneration plant being constructed by U.T.E. This agreement is in effect from the date U.T.E. receives the plant from the EPC contractor, and gives notice to the operator. No fees were earned in 1996.

            As of December 31, 1996, Toledo Power Company, owned 47.5% by Cebu, has an operating agreement, effective January 1, 1996, with CMS Generation Cebu Operating Limited Duration Company, which is owned 99% by CMS Generation Investment Company I and 1% by CMS Generation Investment Company II. Total fees earned for 1996 were $750,000.

            As of December 31, 1996, Centrales Termicas Mendoza, S.A., has a Contract of Operation with CMS Operating S.A.. This is a consulting contract in connection with the operation and maintenance of the eligible facility. Total fees earned in 1996 were $515,000.

            As of December 31, 1996, EDEER has a Management, Supervision and Technical Assistance Contract with CMS Operating S.A. This is a consulting contract in connection with the operation and maintenance of the foreign utility. No fees were earned in 1996.

            As of December 31, 1996, Lakewood maintains a 21 year Operating and Maintenance Agreement with HYDRA-CO Enterprises, Inc. to operate and maintain the EWG. There is an Administrative and General Agreement between Lakewood Cogeneration, L.P. and HYDRA-CO Enterprises which expires November 2012 to maintain the business administration of the EWG. Lakewood also maintains a construction contract with Lakewood Project Management, Inc., a wholly owned subsidiary of HYDRA-CO Enterprises, Inc., which expires at the end of the warranty phase. Total fees earned in 1996 were:


      Operator Fees                                  $   473,000
      Administrative Fees                                304,000
      Project Management Fees                            156,000
                                                     -----------

      Total Fees                                     $   933,000
                                                     ===========

                   The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.

                                       CMS ENERGY CORPORATION, a
                                            Michigan corporation


[CORPORATE SEAL]                       By  /s/ Rodger A. Kershner
                                       -------------------------------
                                             Rodger A. Kershner
                                             Senior Vice President and
                                               General Counsel














ATTEST:


  /s/ T. A. McNish
-------------------------
Thomas A. McNish
Vice President and Secretary


Name, title, and address of officer to whom notices and correspondence concerning this Statement should be addressed:

                         Rodger A. Kershner
                         Senior Vice President and
                           General Counsel
                         CMS Energy Corporation
                         Fairlane Plaza South
                         Suite 1100
                         330 Town Center Drive
                         Dearborn, Michigan  48126